UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing that on July 6, 2017 the Board of Directors (the “Board”) of the Company determined to fill a vacancy on the Board, and to appoint Gil Ben-Menachem, Ph.D., MBA to serve as a director of the Company, effective immediately.

Dr. Ben-Menachem has served as the Company’s vice president of business development since January 2016, as a member of the Board’s Science and Technology Committee since August 2016, and as a director at TyrNovo Ltd., the Company’s majority owned subsidiary, since February 2017. He has over 15 years of experience in the pharmaceutical, biotechnology, and venture capital industries. Prior to joining the Company, from 2013 he was head of innovative products at Dexcel Pharma, a large privately held Israeli pharmaceutical company. From 2012 to 2013, Dr. Ben-Menachem served as chief executive officer of OphthaliX, a company that developed drugs in the ophthalmology space. From 2008 to 2012 he served as director of business development at Teva Pharmaceutical Industries Ltd. (NYSE:TEVA; TASE:TEVA), where he was responsible for business development efforts in connection with partnering and acquisition deals for late stage innovative drug candidates. Between 2005 and 2008 he served as director of business development at Paramount Biosciences, a New York based merchant bank and biotechnology venture capital firm. Dr. Ben-Menachem received his Ph.D. from the Hebrew University, and MBA from the University of Maryland. He concluded his postdoctoral training in immunology and microbiology at the National Institutes of Health (NIH), the U.S. Department of Health and Human Services’ medical research agency.

The appointment of Dr. Ben-Menachem by the Board was in accordance with Article 86 of the Company’s amended and restated articles of association. Dr. Ben-Menachem was appointed to the first class of directors whose term will end at the Company’s 2019 general meeting of shareholders.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

July 7, 2017	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
Company Secretary

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